Exhibit D-4

UNITED STATES OF AMERICA 112 FERC 62,209
FEDERAL ENERGY REGULATORY COMMISSION

Entergy Louisiana, Inc.

Docket No. EC05-112-000

ORDER AUTHORIZING DISPOSITION OF
JURISDICTIONAL FACILITIES

(Issued September 13, 2005)

On July 25, 2005, Entergy Services, Inc. (Entergy Services),1 as agent for its affiliate Entergy Louisiana, Inc. (Entergy Louisiana) filed an application pursuant to section 203 of the Federal Power Act (FPA)2 requesting Commission authorization to dispose of jurisdictional facilities resulting from an internal corporate reorganization under which Entergy Louisiana will change from a business corporation to a limited liability company. The jurisdictional facilities consist of transmission systems and tariffs, interconnection facilities, wholesale power sales tariffs, rate schedules, and service agreements, and various books and records.

Entergy Louisiana is a Louisiana corporation and wholly-owned subsidiary of Entergy Corporation (Entergy),3 a registered public utility holding company under the Public Utility Holding Company Act of 1935. Entergy Louisiana owns and operates an electric utility in portions of Louisiana that serves wholesale and retail customers. It also owns a transmission system comprised of 2,700 miles of transmission lines and associated facilities over which it provides open access transmission services under Entergy Services' open access transmission tariff.

Entergy Louisiana is proposing to restructure itself to change its corporate form to a limited liability company, Entergy Louisiana, LLC (Entergy Louisiana Limited). Entergy Louisiana Limited will be a limited liability company organized under the laws of Texas. Entergy Louisiana Limited will assume all of the regulated utility obligations of Entergy Louisiana and substantially all of the property and other assets, including all assets used to provide retail and wholesale electric service to Entergy Louisiana's customers. All of the common membership interests of Entergy Louisiana Limited will be owned by a Texas corporation to be known as Entergy Louisiana which will serve as an intermediate holding company primarily in order to ensure that the franchise tax savings that are to be achieved by the conversion of Entergy Louisiana into a limited liability company will be realized and not simply transferred from Entergy Louisiana to Entergy.

According to the application, the proposed corporate restructuring will be accomplished through a multi-step process. In the first step, Entergy Louisiana will change its place of incorporation from Louisiana to Texas. Entergy Louisiana will adopt a Plan of Conversion under which its existence will continue as a Texas corporation under the name of Entergy Louisiana (Holdings). All the common and preferred stock of Entergy Louisiana will continue to be outstanding common and preferred stock of Holdings. Holdings will continue to be owned by the same stockholders with the same ownership rights and interests as the stockholders had immediately before the conversion, including Entergy's ownership of all the common stock of Holdings. All liabilities and obligations of Entergy Louisiana will continue to be liabilities and obligations of Holdings.

In the second step, Holdings will enter into a Plan of Merger under which Holdings will continue to exist and two new Texas limited liability companies, Entergy Louisiana Limited and Entergy Louisiana Properties, LLC (Entergy Louisiana Properties), will be created as direct subsidiaries of Holdings. Following the merger, the common and preferred stock of Holdings will continue to be outstanding and owned by the persons who owned the stock immediately prior to the merger, including Entergy's ownership of all the common stock of Holdings. In addition, 146,970,607 units of common membership interests of Entergy Louisiana Limited will be issued and allocated to Holdings. Substantially all real estate and other property owned, leased, and claimed by Holdings immediately prior to the merger will be allocated to and vested in Entergy Louisiana Limited. However, Holdings will transfer to Entergy Louisiana Properties: 1) two tracks of undeveloped real estate known as the St. Rosalie and Wilton Plant sites; 2) Entergy Louisiana's ownership interest in the equity and a long-term note receivable from System Fuels, Inc. (System Fuels), an affiliated fuel procurement company; and 3) working capital in an amount sufficient to fund the day-to-day business operations of Entergy Louisiana Properties (Entergy Louisiana Properties Assets). All liabilities and obligations of Holdings immediately prior to the merger will be allocated to Entergy Louisiana Limited, except liabilities and obligations relating to the Entergy Louisiana Properties Assets. Holdings will remain obligated for those liabilities and obligations allocated to Entergy Louisiana Limited at the time of the merger, but not for any obligations or liability incurred by Entergy Louisiana Limited after the merger.

Entergy Louisiana states that the proposed transaction is consistent with the public interest and will have no adverse effect on competition, rates or regulation. According to application, the proposed transaction will not have an adverse effect on competition because the restructuring at issue here will effect a nominal, but not substantive, change in control over Entergy Louisiana jurisdictional facilities. Entergy Louisiana asserts that the proposed transaction does not involve the transfer of generating facilities from a merchant generator to a traditional utility. Further, Entergy Louisiana states that the proposed transaction will not change the ability or incentive of Entergy Louisiana, Entergy Louisiana Limited, or any of their pre- or post- restructuring affiliates the incentive or ability to affect prices or outputs in the downstream electricity markets or to discourage entry by new generators.

The application indicates that rates will not be adversely affected by the proposed transaction because Entergy Louisiana Limited will succeed to Entergy Louisiana's tariffs, rate schedules, and service agreements which will not be substantively changed as a result of the proposed restructuring. Entergy Louisiana states that the tax-related savings from the proposed transaction are expected to have a positive effect on rates, but the restructuring itself will not cause any change in rates.

With respect to regulation, Entergy Louisiana states that Entergy Louisiana Limited and its affiliates will remain subject to the Commission and state regulation after consummation of the proposed transaction.

The filing was noticed on August 1, 2005, with comments, protests, or interventions due on or before August 15, 2005. Arkansas Public Service Commission filed a timely notice of intervention raising no issues. On August 18, 2005, the Louisiana Public Service Commission filed a motion to intervene out of time, raising no issues. That motion is granted as it comes at an early stage and does not disrupt the proceeding. Notices of intervention and unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R.  385.214). Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

(1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

(2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission;

(3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

(4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

(5) If the transaction results in changes in the status or the upstream ownership of Entergy Louisiana's affiliated Qualifying Facilities, if any, an appropriate filing for recertification pursuant to 18 C.F.R.  292.207 shall be made;

(6) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction;

(7) Entergy Louisiana shall account for the transaction in accordance with Electric Plant Instruction No. 5 and Account 102, Electric Plant Purchased or Sold, of the Uniform System of Accounts. Entergy Louisiana must also file its proposed accounting within six months of the date that the transaction is consummated; and

(8) Applicants shall notify the Commission within 10 days of the date that the disposition of the jurisdictional facilities has been consummated.

This action is taken pursuant to the authority delegated to the Director, Division of Tariffs and Market Development - West, under 18 C.F.R.  375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R.  385.713.

John T. Carlson
Acting Director
Division of Tariffs and Market Development - West

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1.  Entergy Services is a service company subsidiary of Entergy Corporation and provides various business and legal services to its affiliates.

2.  16 U.S.C.  824b (2000).

3.  As a subsidiary of Entergy, Entergy Louisiana is affiliated with Entergy Gulf States, Inc., Entergy Arkansas, Inc., Entergy New Orleans, Inc., and Entergy Mississippi, Inc. (collectively, Entergy Operating Companies).